FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2002

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   December 12, 2002

ARGOSY
MINERALS INC
ARBN 073 391 189

NEWS RELEASE No. 09-02

September 13, 2002	ASX Symbol — AGY

Argosy Minerals Inc (“Argosy”) and Balzan Investments Ltd (a wholly owned subsidiary of Argosy) (“Balzan”) have received today from the Arbitration Court of the International Chamber of Commerce, a request for arbitration from solicitors for NN Investment Holding SA (a wholly owned subsidiary of Norilsk)(“NNIH”).

The request for arbitration relates to a claim by NNIH for US$7,166,000 (“reimbursement costs”) together with expenses of US$1,368,222 plus costs. The reimbursement costs were received by Balzan from NNIH on entering into the Tripartite Agreement between Balzan, Societe des Mines de la Tontouta (“SMT”) and NNIH for the development of the nickel laterite project in New Caledonia.

Argosy and Balzan totally reject the request for arbitration made by NNIH which is without foundation and have instructed their solicitors to vigorously defend the request for arbitration. Argosy further reserves its rights to take action against NNIH and others with respect to the request for arbitration by NNIH.

ON BEHALF OF THE BOARD

/s/ Peter H Lloyd
Peter H Lloyd
Chief Executive Officer

For further information contact:

Peter H Lloyd, CEO Argosy Minerals Inc. Level 1, Suite 3, Parkview 23 Richardson Street South Perth, WA 6151 Australia Telephone: 61-8-9474-4178 Email: info@argosyminerals.com	Cecil R. Bond, Financial Director Argosy Minerals Inc. Vancouver, British Columbia, Canada Telephone: 1-604-689-5529 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Canada Suite 582, 885 Dunsmuir Street • Vancouver, B.C., Canada V6C 1N5 • Tel 0011 (604) 689-5529 • Fax 0011 (604) 689-5079
Australia Suite 3, Parkview, 23 Richardson Street • S. Perth, W.A., Australia 6151 • Tel 011 618-9474-4178 • Fax 011 618 9474 4236
Listed on the Australian Stock Exchange under the symbol AGY
Argosy Minerals Inc. is a limited liability corporation registered under the Yukon Business Corporations Act.